Exhibit (a)(1)(H)

Dear Shareholder of D.E MASTER BLENDERS 1753 N.V:

You are receiving this letter because you are a registered shareholder of D.E MASTER BLENDERS 1753 N.V. (‘‘DEMB’’). Last year, Sara Lee Corporation was split into two companies and DEMB is the international coffee and tea business of Sara Lee that was spun off. You may have become a shareholder of DEMB in that transaction.

Under a negotiated merger protocol, Oak Leaf B.V. (‘‘Oak Leaf’’) has agreed to acquire all of the outstanding ordinary shares of DEMB. Oak Leaf is offering to purchase all of DEMB’s ordinary shares at a price per share of €12.50 (to be reduced by dividends paid between now and the date of payment, if there are any) on the terms set forth in the accompanying Offer Memorandum (the ‘‘Offer’’). The Offer will expire at 5:40 pm, Central European Time (11:40 am Eastern Time) on August 15, 2013 (the “Expiration Time’’), unless such Offer is extended or terminated.

As of the date of this letter, we have not yet received your tender instructions. For your convenience, we have included a duplicate tender instruction form with this letter. Given the expiration date of August 15, 2013, time is of the essence.

If you have any questions about the Offer, please contact the Information Agent, Georgeson, at (800) 561-3947 (for U.S. holders) or 00 800 3813 3813 (for European holders). We hope that you find the Offer compelling and encourage you to tender your shares.

Very truly yours,

OAK LEAF B.V.